Filed by Overture Services, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Overture Services, Inc.
Commission File No.: 000-26365

On July 14, 2003, Overture Services, Inc. and Yahoo! Inc. entered into an Agreement and Plan of Merger, dated as of July 14, 2003. The following is a series of questions and answers about the merger, which is posted on Overture’s web site.

1.	Why is Yahoo! acquiring Overture?

Search is a central part of Yahoo!’s user experience and business strategy and Overture is the pioneer and leader in the paid search industry. By acquiring Overture, Yahoo! furthers its mission to provide advertisers with a comprehensive and diversified marketing services portfolio comprising all forms of online advertising.

2.	What are the benefits of this acquisition to Overture’s advertisers?

The combination of Yahoo! and Overture will provide advertisers with the most compelling and diversified suite of integrated marketing solutions around the globe, including branding, paid placement search, graphical ads, text links, multimedia and contextual targeting. The combined companies will work to maximize opportunities for paid search advertising within the Yahoo! portal, providing advertisers with additional opportunities to acquire targeted leads. In addition, by combining our powerful and complementary assets, we believe we will be in a stronger position to offer advertisers and affiliate partners even greater value by rapidly developing and deploying innovative new marketing solutions.

3.	How does the acquisition affect Overture’s implementation on the Yahoo! site?

Through the acquisition and going forward, Yahoo! will continue to operate as an affiliate partner, displaying Overture’s paid search results to its users. Yahoo! is one of Overture’s top affiliate partners, attracting millions of search users who are an excellent source of qualified traffic for our advertisers.

4.	How will the acquisition of Overture impact the company’s other affiliate partnerships?

Yahoo! is committed to preserving Overture’s partner network of leading Web properties, such as MSN, Lycos and InfoSpace, and continually innovating its products and services to meet the needs of advertisers and affiliate partners.

5.	Do I need to do anything differently as a result of the acquisition?

We’d like to emphasize that your Overture account will be unaffected as the acquisition is finalized over the coming months and that no action is required on your part. As a wholly owned subsidiary of Yahoo!, Overture and its partner network will continue to provide you with the most efficient, effective means to market your business online.

6.	When will the acquisition be completed?

The acquisition of Overture by Yahoo!, which is subject to customary approvals and certain other conditions, is expected to close in the fourth quarter of 2003.

7.	How will the companies operate during the transition?

Until the acquisition is officially completed, the two companies will continue to operate separately.

8.	Where can I learn more about this acquisition?

To learn more, you may wish to review the official press release posted within the Investor Relations section of the Overture Web site, accessible via the link to the official press release.

     Additional Information

     Yahoo! Inc. and Overture Services, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Yahoo! and Overture. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Overture by contacting Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Yahoo! and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding the directors and executive officers of Yahoo! is also included in Yahoo’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Yahoo! by contacting Yahoo! Investor Relations at 701 First Avenue, Sunnyvale, California 94089, 408-349-3300.

     Overture and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Overture in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Yahoo! and Overture described above. Additional information regarding these directors and executive officers is also included in Overture’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 18, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Overture by contacting Overture Investor Relations at Overture Investor Relations at 74 North Pasadena Avenue, 3rd Floor, Pasadena, California 91103, 888-811-4686.

     Forward-Looking Statements

     This document contains forward-looking statements that involve risks and uncertainties concerning the proposed acquisition of Overture by Yahoo!, Overture’s expected financial performance, as well as Overture’s strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of Overture and Yahoo! to the transaction; Yahoo!’s ability to successfully integrate Overture’s operations and employees; and general economic conditions. More information about potential factors that could affect Overture’s business and financial results is included in the Company’s Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2002 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov, and will be included in Overture’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, which will be filed with the SEC in the near future.